

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2020

Ugur Sahin, M.D.
Principal Executive Officer
BioNTech SE
An der Goldgrube 12
D-55131 Mainz
Germany

     Re: BioNTech SE
          Draft Registration Statement on Form F-1
          Filed January 27, 2020
          CIK No. 0001776985

Dear Dr. Sahin:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Paul Fischer at 202-551-3415 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Eric Blanchard, Esq.